UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69203

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Three Ocean Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

551 Fifth Avenue, Suite 3800
(No. and Street)

New York	NY	10176
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David W. Knowlton	212-259-0559	dknowlton@threeoceanpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raines and Fischer LLP
(Name – if individual, state last, first, and middle name)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

11/05/2009	3760
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __David W. Knowlton_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of __December 31_____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ALASDAIR MACKAY CLYNES
Notary Public - State of New York
NO. 01CL6390750
Qualified in New York County
My Commission Expires Apr 22, 2023

Signature:

Title:
    Cheif Executive Officer

A. M Clynes

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THREE OCEAN SECURITIES LLC

FINANCIAL STATEMENTS

As of December 31, 2021

TOGETHER WITH AUDITOR'S REPORT

(With Supplementary Information)

Report Pursuant to Rule 17a-5

TABLE OF CONTENTS

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Three Ocean Securities, LLC (the "Company"), as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended December 31, 2021, and the related notes (collectively to the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Schedule of Computation of Net Capital and Statement of Changes in Liabilities Subordianted to Claims of General Crediors (the “supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company’s auditor since 2014.

Raines & Fischer LLP

New York, New York
February 23, 2022

THREE OCEAN SECURITIES LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	23,322
Other current assets		1,511
TOTAL ASSETS	$	24,833

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts Payable and accrued expenses	$	3,445
TOTAL LIABILITIES		3,445

Member's Equity:

Member's equity		21,388
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	24,833

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Income
For the year ended December 31, 2021

Revenues:

Fee Income	$	50,000
Total Revenues		50,000

Expenses:

Compensation and related expenses	71,460
Professional fees	52,187
Occupancy costs	7,264
Dues, licenses and fees	4,677
Office expense	2,969
Meals and entertainment	1,549
Technology	1,722
Insurance	686
Total Expenses	142,514

Net Loss	$	(92,514)

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2021

Balance - Beginning of year	$	13,229
Net loss		(92,514)
Member contributions		100,673
Balance - End of year	$	21,388

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Statement of Cash Flows
For the year ended December 31, 2021

Cash Flows from Operating Activities:

Net loss	$	(92,514)
Adjustments needed to reconcile net income with net cash provided by operating activities:		
(Increase)/Decrease in other current assets		134
Increase/(Decrease) in accrued expenses		(5,000)
Increase/(Decrease) in due to TOP		3,445
Cash Used in Operating Activities		(93,935)
Cash Flows from Financing Activities:		
Member contributions		100,673
Cash Used by Financing Activities		100,673
Net decrease in cash		6,738
Cash balance - Beginning of year		16,584
Cash balance - End of year	$	23,322

The accompanying notes are an integral part of these financial statements.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements
December 31, 2021

(1)   **Organization and Operation**

Three Ocean Securities LLC ("the Company"), is a Delaware Limited Liability Company formed on July 22, 2011. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) as of September 24, 2013 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was originally formed under the name Three Ocean Partners Advisors LLC but changed its name as of April 10, 2014 to Three Ocean Securities LLC.

The Company operated n reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff to reflect that the Company will not claim an exemption from SEA Rule 15c3-3. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

(2)   **Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting.

Revenue Recognition
Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). In accordance with ASU No. 2014-09, "Revenue from Contract with Customers", the recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

(2)   **Leases**
In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease.

Right of use assets ("ROU") represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide implicit rate, we use our incremental borrowing rate based on the information available a commencement date in determining the present value of the lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The above had no significant effect on these financial statements for the year ending December 31, 2021 as there were no leases with terms in excess of 12 months.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) **Summary of Significant Accounting Policies (continued)**

Income Taxes

In as much as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The member is taxed directly on the Company's earnings.

The Company adopted the authoritative guidance for uncertainty in income taxes included in ASC 740, *Income Taxes* (formerly FASB Interpretation No. 48), as amended by Accounting Standards Update ("ASU") 2009-6, *Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.* This guidance requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company determined there are no uncertain tax positions that require financial statement recognition. The Company's tax returns remain open for examination by tax authorities for a period of three years from when they are filed; the 2018, 2019, and 2020 tax returns are currently open for examination.

Allocation of Income and Losses

The net income of the Company for the year is allocated to the members in accordance with their capital interest.

(3) **Net Capital Requirement**

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2021, the Company had net capital of approximately $19,877 which was $14,877 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

THREE OCEAN SECURITIES LLC
Notes to Financial Statements (continued)
December 31, 2021

(4)   **Related Party Transactions**

The Company has executed an Office and Administrative Services Agreement (the "Agreement"), with its sole member. Under this Agreement the Company utilizes certain office facilities and administrative services of the sole member in exchange for compensation. Compensation for 2021 totaled $86,067. The total is reflected in the Statement of Income in the categories for which the utilization of services relates.

(5)   **Subsequent Events**

For purposes of disclosure in the financial statements, the Company has evaluated subsequent events through February 23, 2022, the date which the financial statements were available to be issued and noted no items requiring future disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2021

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2021

COMPUTATION OF NET CAPITAL

Member's equity per statement of financial condition	$	21,388
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		21,388
Deductions and/or charges:		
Non-allowable assets:		
Other non-allowable assets		1,511
Net capital before haircuts on securities positions		19,877
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-
Net capital	$	19,877

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts Payable and accrued expenses	$	3,445
Total aggregate indebtedness	$	3,445

The preceding notes are an integral part of this supplemental information.

THREE OCEAN SECURITIES LLC
Schedule of Computation of Net Capital
as of December 31, 2021

RECONCILATION WITH COMPANY'S COMPUATION

The following serves to reconcile the difference in the computation of
net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	19,877
Net capital per audited report	$	19,877

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	230
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	14,877
Excess net capital at 1000%	$	13,877
Ratio: Aggregate indebtedness to net capital		17.33%

Reconciliation of Computation of Net Capital
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021 as filed by Three Ocean Securities LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding SIPC Supplemental Report
The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

The preceding notes are an integral part of this supplemental information.

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Three Ocean Securities LLC:

We have reviewed management's statements, included in the accompanying Three Ocean Securities LLC Assertions Report, in which (1) Three Ocean Securities LLC (the Company) stated that it does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and (2) the Company stated that the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions, Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Three Ocean Securities LLC's compliance with the Non-Covered Firm provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Raines & Fischer LLP

New York, New York
February 23, 2022

Three Ocean Securities LLC
551 Fifth Avenue, Suite 3800 / New York, NY 10176
212-259-0559

Exemption Report

Three Ocean Securities LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Three Ocean Securities LLC.

I, David W. Knowlton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



David W. Knowlton, Chief Executive Officer
January 5, 2022